Exhibit 99.3

WiLAN Provides Litigation Update

OTTAWA, Canada – August 2, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today provided a litigation update.

In January, 2010, WiLAN sued LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LG”) for infringement of WiLAN’s V-Chip patent (U.S. Patent No. 5,828,402) in the United States District Court, Southern District of New York.  Earlier this year LG moved for summary judgment on numerous non-infringement and invalidity defenses as well as other affirmative defenses.  Today, U.S. Magistrate Judge Peck recommended that LG’s motion for summary judgment on non-infringement be granted, recommended that WiLAN’s motion for summary judgment dismissing LG’s claim for trademark infringement be granted and declined to recommend granting LG’s motions for summary judgment on validity and other affirmative defenses.

WiLAN is still studying the Magistrate Judge’s recommendation with its lawyers and WiLAN can already confirm that it will file objections to the recommendation of non-infringement in its submissions to Judge Kaplan.  Judge Kaplan will render the decision of the Court in the matter in due course.

WiLAN confirms that even if the Magistrate Judge’s recommendations are followed by Judge Kaplan that the patent continues to be valid and enforceable.  Since this recommendation regarding non-infringement is only in respect of LG’s products, WiLAN does not believe the recommendation affects its existing license agreements or V-Chip licensing program.

WiLAN's V-Chip technology, invented by Professor Tim Collings, provides parents the ability to block television content that they consider inappropriate.  His work has been acknowledged by former U.S. Vice President Al Gore and, in 1996, legislation was passed requiring that V-Chip technology be incorporated in all televisions manufactured for the U.S market.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

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Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The terms and phrases “confirm”, “believe”, “should” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following risks: certain WiLAN patents may be found to be invalid, unenforceable and/or not infringed by any specific third party; the Company may be required to establish the enforceability of certain patents in court in order to obtain material licensing revenues; certain WiLAN patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; licensing the Company’s patents can take an extremely long time and may be subject to variable cycles; WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows; reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company; changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN; the Company needs to acquire or develop new patents to continue and grow its business; WiLAN may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm its business and results of operations; the Company has made and may make future acquisitions of technologies or businesses which could materially adversely affect it; WiLAN’s acquisitions of patents are time consuming, complex and costly, which could adversely affect its operating results; the Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially; WiLAN may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;  there can be no assurance as to the payment of future dividends; the Company’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies; and WiLAN’s actual financial results may vary from its publicly disclosed forecasts. These risk factors and others relating to WiLAN are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov). WiLAN recommends that readers review and consider all of these risk factors, and readers should not place undue reliance on WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.  .

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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